

Mail Stop 3030

August 13, 2009

Via Facsimile and U.S. Mail

Mr. Guy Ofir
President
Easy Energy, Inc.
Suite 105 – 5348 Vegas Drive
Las Vegas, NV   89108

> **Re:**  **Easy Energy, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 0-53002**

Dear Mr. Ofir:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Report on Internal Control over Financial Reporting, page 18

1.      We note your disclosures here regarding several material weaknesses in your internal
        control over financial reporting which could result in a misstatement of annual and
        interim financial statements that would not be prevented or detected. Please tell us and
        revise future filings as appropriate to discuss how you have compensated for these
        material weaknesses in order to ensure that the financial statements presented in this
        Form 10-K are free from material misstatement.

Item 14.  Principal Accountant Fees and Services, page 22

Audit Fees, page 22

2.      You state that audit related fees billed by Moore & Associates Chartered consist of fees
        billed for bookkeeping. Please explain to us the nature of the bookkeeping services
        provided. Tell us how you have evaluated the services provided under Rule 2-01 of
        Regulation S-X, including specifically Rule 2-01(c)(4) of Regulation S-X, in concluding
        that Moore & Associates Chartered is independent.

Statements of Operations, page 28

3.      Please provide to us your calculation of your weighted average shares outstanding for
        each of the years ended December 31, 2007 and 2008. In this regard, we note from your
        balance sheet that you had 80,333,190 shares outstanding at December 31, 2007 and
        93,552,778 shares outstanding at December 31, 2008.

Statements of Cash Flows, page 29

4.      We note throughout the filing that amounts disclosed relating to stock and warrants
        issued for services in the year ended December 31, 2008 are not consistent. Please
        clarify for us the correct amounts relating to stock and warrants issued for services.
        Reconcile this amount to the following amounts for 2008 presented throughout the filing:

        • Within the cash used by operating activities section of the statement of cash flows,
          you state that "common stock and warrants issued for services" were $1,185,655.
        • Within the non-cash activities on the statement of cash flows, you state that "stock
          and warrants issued for services" were $957,083.
        • Within the statement of stockholders activity, the total of shares issued for services
          and the fair value of warrants is $956,348.
        • Within Note 5, the total value of the stock and warrants issued for services is
          $1,394,879. This total includes $337,500 of expense relating to the March 27, 2008
          consulting services agreement based on your disclosure that the amount is being
          recognized as an expense ratably over the 1 year term beginning April 1, 2008.

Exhibits 31.1 and 31.2

5.      We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of the
        certifying individual.  In future filings, the identification of the certifying individual at
        the beginning of the certification should be revised so as not to include the individual's
        title.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response.  Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision.  Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief